Filing Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-66310

        PROSPECTUS SUPPLEMENT NO. 2 TO PROSPECTUS DATED OCTOBER 30, 2001

                                IVAX CORPORATION

       $725,000,000 4 1/2% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2008
                                       AND
     18,102,344 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

         This prospectus supplement adds to or supersedes similar information contained in that certain prospectus of IVAX Corporation, dated October 30, 2001, as amended and supplemented from time to time. The prospectus covers up to $725,000,000 principal amount of our 4 1/2% convertible senior subordinated notes due 2008 and 18,102,344 shares of our common stock issuable upon conversion of the notes together with their related common stock purchase rights which may be offered and sold from time to time by the selling security holders named in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto.

         The table of selling security holders contained in the prospectus under the caption "Selling Security Holders" is modified by adding the following persons as selling security holders and amending the security holdings of certain selling security holders previously named:

                                          Principal
                                          amount of
                                          notes                           Number of shares of
                                          beneficially     Percentage     common stock            Percentage of
                                          owned and        of notes       beneficially owned      common stock
Name and relationship, if any             offered hereby   outstanding    and offered hereby (1)  outstanding (2)
-----------------------------             --------------   -----------    ----------------------  --------------

Bancroft Convertible Fund, Inc.             $ 1,500,000          *                 37,453                *
Barclays Capital Securities Limited         $ 2,000,000          *                 49,938                *
Clinton Riverside Convertible
Portfolio Limited                           $ 2,000,000          *                 49,938                *
Deutsche Banc Alex Brown Inc.               $39,866,000        5.50%              995,404                *
Ellsworth Convertible Growth and
Income Fund, Inc.                           $ 1,500,000          *                 37,453                *
Phillip Frost, M.D. (3)                     $20,000,000        2.76%            499,375(4)             *(5)
Highbridge International LLC                $35,000,000        4.83%              873,906                *
Jefferies & Company, Inc.                   $ 3,575,000          *                 89,263                *
Morgan Stanley Dean Witter Convertible
Securities Trust                            $ 3,000,000          *                 74,906                *
Oppenheimer Convertible
Securities Fund                             $ 4,000,000          *                 99,875                *
WM High Yield Fund                          $ 4,100,000          *                102,372                *
WM Income Fund                              $ 2,000,000          *                 49,938                *
Any  other  holder  of notes  or  future
transferee,  pledge, donee, or successor
of any such holder (6)                      $59,605,000        8.22%           1,488,262               .75%

---------
* Less than 1.0%.

(1) Assumes conversion of all of the holder's notes into 24.96875 shares of our common stock, par value $.10 per share, per $1,000 principal amount of notes, as adjusted to reflect the five-for-four stock split paid in common stock on May 18, 2001. This conversion rate, however, will be subject to further adjustment as described under "Description of Notes - Conversion." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 197,101,232 shares of common stock outstanding as of November 30, 2001. In calculating the percentage of common stock outstanding for each selling security holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the particular selling security holder's notes.

(3) Phillip Frost, M.D. is the Chairman of the Board of Directors, the Chief Executive Officer of IVAX Corporation and the beneficial owner of 16.03% of IVAX Corporation common stock (including the 499,375 shares issuable upon conversion of the notes). In addition, IVAX Corporation paid $1,968,525 to PharmAir Corporation for the use of an airplane in 2000 and intends to make additional payments to PharmAir Corporation in 2001 for the use of the airplane in 2001. PharmAir Corporation is indirectly beneficially owned by Dr. Frost. Lastly, in November 1999, IVAX Corporation borrowed $50,000,000 from Frost-Nevada Limited Partnership to pay for part of the purchase of IVAX Corporation common stock from BASF Corporation. This loan was repaid on June 30, 2000. In connection with this loan, IVAX Corporation granted Frost-Nevada Limited Partnership a warrant to purchase 937,500 shares of common stock, as adjusted to reflect the three-for-two stock split paid in common stock on February 22, 2000 and the five-for-four stock split paid in common stock on May 18, 2001. Dr. Frost is the sole limited partner of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of Frost-Nevada Limited Partnership.

(4) Excluding the 499,375 shares of common stock issuable upon conversion of the notes, Dr. Frost beneficially owns 31,401,504 shares of common stock. Of this amount, Dr. Frost beneficially owns: (i) 5,196,753 shares directly;
     (ii) 24,044,425 shares indirectly through Frost-Nevada Limited Partnership;
     (iii) 305,686 shares indirectly through his wife, Ms. Patricia Frost; (iv) 3,078 shares indirectly in a 401(k) plan; (v) 914,062 shares which may be acquired directly pursuant to stock options exercisable within 60 days of December 31, 2001; and (vi) 937,500 shares which may be acquired indirectly by Frost-Nevada Limited Partnership pursuant to a warrant that is exercisable immediately. Dr. Frost disclaims beneficial ownership of the 305,686 shares owned by his wife, Ms. Patricia Frost. None of the 31,401,504 shares of common stock beneficially owned by Dr. Frost, as described above, are being offered by him for sale through this prospectus.

(5) Excluding the 499,375 shares of common stock issuable upon conversion of the notes, Dr. Frost beneficially owns 15.78% of IVAX Corporation common stock based upon 198,952,794 shares of common stock outstanding as of November 30, 2001, treating as outstanding the following: (i) 914,062 shares which may be acquired directly pursuant to options exercisable within 60 days of December 31, 2001; and (ii) 937,500 shares which may be acquired indirectly by Frost-Nevada Limited Partnership pursuant to a warrant that is exercisable immediately.

 (6) Information about other selling security holders will be set forth in one or more amendments to this registration statement or prospectus supplements, if required. Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the conversion rate.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is January 3, 2002.